UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2022

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chairman and Chief Executive Officer

Date: May 23, 2022

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “X Financial Reports First Quarter 2022 Unaudited Financial Results”